As filed with the Securities and Exchange Commission on May 23, 2005
File No. 70-10290
United States Securities and Exchange Commission Washington, D.C. 20549
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AMENDMENT NO. 1 FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Pepco Holdings, Inc. 701 Ninth Street Washington, DC 20068
(Name of company and top registered holding company filing this statement and addresses of principal executive offices)
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Pepco Holdings, Inc. (Name of top registered holding company)
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Ellen S. Rogers Vice President and Secretary Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068
(Name and address of agent for service) _______________________________
The Commission is also requested to send copies of any communication in connection with this matter to:
Christie Day Cannon, Esq. Associate General Counsel Pepco Holdings, Inc. 800 King Street P.O. Box 231 Wilmington, DE 19899 Telephone: (302) 429-3826 Facsimile: (302) 429-3801	William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 661-8264
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Pepco Holdings, Inc. hereby amends and restates in its entirety the Application-Declaration filed with the Securities and Exchange Commission in File No. 70-10290 on February 28, 2005 (the "Application-Declaration").

Item 1. Description of Proposed Transaction
A. Introduction

Pepco Holdings, Inc. ("PHI"), a Delaware corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed on February 28, 2005, the Application-Declaration pursuant to Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 under the Act, requesting authority (1) to amend its charter to eliminate classification of the Board of Directors (the "Proposed Amendment"), and (2) to solicit proxies from the holders of PHI's shares of common stock to implement the Proposed Amendment.

On March 30, 2005, the Securities and Exchange Commission (the "Commission") issued a public notice of the Application-Declaration and an order authorizing proxy solicitations for the Proposed Amendment. The Proposed Amendment was subsequently adopted by PHI's stockholders at the 2005 Annual Meeting held on May 20, 2005. PHI therefore hereby files this Amendment No. 1 to the Application-Declaration requesting that the Commission issue an order authorizing implementation of the Proposed Amendment as soon as practicable, but in no event later than May 31, 2005.

B. The Proposed Amendment

PHI has had a staggered Board of Directors in place since it became a public company at the time of the closing of the merger involving Potomac Electric Power Company ("Pepco") and Conectiv in 2002. Prior to the merger, Pepco had a staggered board beginning in 1988 and Conectiv had a staggered board from the time it became a public company in 1998. Under PHI's staggered board arrangement, the Board of Directors is divided into three classes, with the directors of one of the classes elected annually for three-year terms.

Evelyn Y. Davis, a shareholder of PHI, submitted to PHI a shareholder proposal for inclusion in PHI's proxy statement recommending that the Board of Directors take the necessary steps to reinstate the election of all directors annually. Mrs. Davis has submitted the same proposal for inclusion in the proxy statement of PHI, or its predecessor Pepco, in prior years. At the 2004 Annual Meeting, Mrs. Davis' proposal received the affirmative vote of the holders of 49.81% of the shares present and entitled to vote on the proposal. In view of the decision of the Board of Directors to submit the proposed amendment of the Restated Certificate of Incorporation to a vote of the shareholders at the 2005 Annual Meeting, Mrs. Davis has agreed to withdraw her proposal.

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The Board's Corporate Governance/Nominating Committee conducted a review of the relative merits of annually elected and staggered boards. The Corporate Governance/Nominating Committee concluded that PHI's staggered election of directors has contributed to continuity and stability in the composition of, and in the policies formulated by, PHI's Board of Directors. Notwithstanding these important benefits, the Corporate Governance/Nominating Committee also recognized that there appears to be a growing sentiment among shareholders generally, including PHI's shareholders, in favor of annual elections and concluded that the Board would be equally effective in protecting shareholder interests if directors are elected annually. Accordingly, the Corporate Governance/Nominating Committee recommended to the Board that the staggered election of directors be eliminated. After reviewing and assessing the recommendation of the Corporate Governance/Nominating Committee, the Board adopted the following resolution, declaring it advisable that section C of Article V of PHI's Restated Certificate of Incorporation be amended to eliminate classification of the Board of Directors.

WHEREAS, the Board of Directors believes that it is advisable and in the best interests of the Company to declassify the Board;
NOW, THEREFORE, BE IT RESOLVED, that the Restated Certificate of Incorporation of the Company be amended by:
Deleting therefrom the current section C of Article V in its entirety and substituting therefore the following new section C of Article V:

"C. Election and Term. Except as otherwise provided by law, each Director shall be elected at the annual meeting of shareholders to serve a one-year term and until his or her successor is elected and qualified; provided, however, that any Director who prior to the annual meeting of shareholders in 2006 was elected to a term that continues beyond the date of the annual meeting of shareholders in 2006, shall continue in office for the remainder of his or her elected term or until his or her earlier death, resignation or removal."

Upon implementation of the Proposed Amendment, each nominee for election as a director, including directors standing for reelection, will be elected for a one-year term. The Proposed Amendment will not shorten the term of any director elected at or prior to the 2005 Annual Meeting. Accordingly, in 2006 only the nominees to succeed the directors whose terms expire in 2006, would be elected for one-year terms. In 2007, the nominees to succeed the directors whose terms expire in 2007 and to succeed the directors elected in 2006 would be elected to for one-year terms. Beginning in 2008, all of the members of the Board of Directors would be elected for one-year terms. Under paragraph D of Article V of the Restated Certificate of Incorporation, any vacancy on the Board of Directors resulting other than because of an increase in the authorized number of directors elected by shareholders may be filled by a majority of the directors then in office. In accordance with this provision, if during the transition period a vacancy occurs with respect to a director whose term of office continues beyond the next annual meeting,

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the term of any director elected to fill such a vacancy shall expire at the next shareholders' meeting at which directors are elected, and the remainder of such term, if any, shall be filled by a director elected at that meeting.

In accordance with paragraph G of Article V of the Restated Certificate of Incorporation, adoption of the Proposed Amendment requires the affirmative vote of the holders of two-thirds the outstanding shares of PHI's common stock. As noted above, the Proposed Amendment was approved by the requisite vote of PHI's stockholders on May 20, 2005.

Item 2. Fees, Commissions and Expenses
Estimated proxy solicitation expenses Estimated printing expenses Estimated legal fees and expenses Estimated miscellaneous expenses and fees Total	$ 0 385,000.00 20,000.00 265,000.00 $670,000.00	* **
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Includes expenses of printing the entire proxy statement, of which the proposal for a shareholder vote on the Proposed Amendment is a part.
Includes expenses related to postage for mailing the entire proxy statement, and expenses of the outside shareholder services vendor for processing.

Item 3. Applicable Statutory Provisions
A. General
The proposed transactions are subject to Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 thereunder.

Sections 6(a) and 12(e) of the Act and Rules 53, 54, 62 and 65 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

PHI respectfully submits that the authorizations requested in this Application-Declaration are in the best interests of the applicants and appropriate for the protection of investors and consumers. PHI further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B. Rule 54 Analysis

Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company

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("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

PHI currently does not meet the conditions of Rule 53(a). At December 31, 2004, PHI's "aggregate investment," as defined in Rule 53(a)(1) was $3,030.7 million. At December 31, 2004, PHI's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were $863.7 million. Accordingly, at December 31, 2004, PHI's aggregate investment exceeded 50% of its consolidated retained earnings, the "safe harbor" limitation contained in Rule 53(a). However, by order dated July 31, 2002 in File No. 70-9947 (HCAR No. 27557) (the "Financing Order"), the Commission authorized PHI to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $3.5 billion. At December 31, 2004, based on the Financing Order, PHI could have had an aggregate investment of up to $4,363.7 million. Therefore, although PHI's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the Financing Order.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. None of the circumstances described in 53(b) have occurred, and Rule 53(c) is inapplicable by its terms.

Item 4. Regulatory Approval
No state or federal regulatory agency, other than the Commission, has jurisdiction over the matters discussed in the Application-Declaration, as hereby amended.
Item 5. Procedure

On March 30, 2005, the Commission issued a notice of the filing of the Application-Declaration and an appropriate order authorizing the solicitation of proxies as described in the Application-Declaration. PHI requests that the Commission issue an order authorizing the Proposed Amendment as soon as practicable, but in no event later than May 31, 2005. PHI hereby (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

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Item 6. Exhibits and Financial Statements
A. Exhibits:
A-1	Restated Certificate of Incorporation of PHI (incorporated by reference to PHI's Current Report on Form 8-K dated August 2, 2002, File No. 001-31403)
A-2	Form of Certificate of Amendment to Restated Certificate of Incorporation of PHI (filed previously)
B-1	Preliminary Proxy Statement of PHI, including Draft Notice of Annual Meeting of PHI (filed previously)
B-1.1	Definitive Proxy Statement of PHI, including Notice of Annual Meeting of PHI (incorporated by reference to PHI's Definitive Schedule 14A dated March 31, 2005, File No. 001-31403)
B-2	Draft Form of Proxy Card of PHI (filed previously)
F-1	Opinion of Counsel (filed previously)
F-2	Past-Tense Opinion of Counsel (to be filed by amendment)
H-1	Proposed Form of Notice (filed previously)
B. Financial Statements
Financial statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.
Item 7. Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application-Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 23, 2005	Pepco Holdings, Inc.
By: ELLEN S. ROGERS Ellen S. Rogers Vice President and Corporate Secretary
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